November 28, 2006

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC  20549

        Attn:   Mr. Mark Shuman

        Re:     Vital Products, Inc.
                Registration Statement on Form SB-2
                File Number: 333-127915

Dear Mr. Shuman:

I am securities counsel for Vital Products, Inc. (the "Company"). I enclose for filing under the Securities Act of 1933, as amended, Amendment No. 3 to Registration Statement No. 333-127915, together with certain exhibits thereto (the "Registration Statement").

Amendment No. 3 to the Registration Statement contains revisions that have been made in response to the comment received from the staff of the Securities and Exchange Commission (the "Staff") in their letter dated October 27, 2006. Set forth below is the Company's response to the Staff's comment.

Amendment No. 3 to Registration Statement on Form SB-2

Comment 1. We note that the latest financial statements included in the registration statement are for the nine-month period ended April 30, 2006. Pursuant to Item 310(g) of Regulation S-B, your registration statement should include audited financial statements for your most recent fiscal year ended July 31, 2006. Please amend your registration statement to include the appropriate financial statements and revise your disclosure as necessary.

Response 1. The Company has complied with the Staff's request.

If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

                                                Regards,



                                                /s/  Amy M. Trombly